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EXHIBIT 99-4

Consent of GLJ Petroleum Consultants Ltd.

 LETTER OF CONSENT

TO:	Suncor Energy Inc.
The Securities and Exchange Commission
The Securities Regulatory Authorities of Each of the Provinces of Canada

Dear Sirs

Re:    Suncor Energy Inc.

        We refer to the Summary Reserves Report (the "Report") prepared by GLJ Petroleum Consultants Ltd. ("GLJ") dated March 5, 2010 which provides a summary of GLJ's proved and probable reserves evaluations and reviews pursuant to U.S. disclosure requirements of Suncor Energy Inc.'s mining leases, Firebag in-situ leases, Syncrude mining lease interests and North American onshore interests that were evaluated and North American onshore leases that were reviewed by GLJ as at December 31, 2009.

        We hereby consent to the use of our name, reference to and excerpts from the said Report by Suncor Energy Inc. in its Annual Report on Form 40-F and the incorporation by reference in the registration statements on Form S-8 (File No. 333-87604), Form S-8 (File No. 333-112234), Form S-8 (File No. 333-118648), Form S-8 (File No. 333-124415), Form S-8 (File No. 333-149532), Form S-8 (File No. 333-161021), Form S-8 (File No. 333-161029), Form F-9 (File No. 333-140797) and Form F-9 (File No. 333-151347) of Suncor Energy Inc., of our Report.

        We have read Suncor Energy Inc.'s Annual Information Form dated March 5, 2010 and the Form 40-F dated March 5, 2010 and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our Report or that are within our knowledge as a result of the services which we performed in connection with the preparation of the Report.

Yours very truly,
GLJ PETROLEUM CONSULTANTS LTD.
"GLJ PETROLEUM CONSULTANTS LTD."
Dana B. Laustsen, P. Eng. Executive Vice-President

Dated: March 5, 2010
Calgary, Alberta
CANADA

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  EXHIBIT 99-4
Consent of GLJ Petroleum Consultants Ltd.
LETTER OF CONSENT